

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2006 JAN -4 P 12:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE





06010079

3 January 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 December 2005 as published in the South China Morning Post in Hong Kong on 3 January 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/ld/cw

Encl.

PROCESSED
JAN 10 2006
THOMSON FINANCIAL

c.c. J P Morgan
- Mr. Bric Luk

Exemption File No.82-5006





KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

Discloseable and Connected Transactions relating to the Joint Acquisition, Ownership and Development of the Sites in Jingan District, Shanghai, the PRC

Further extension of the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts

As at the date of this announcement, PRC government approvals required to implement the Underlying Contracts have all been obtained except the Site 2 Supplemental Contract. As it is anticipated that approvals for the Site 2 Supplemental Contract will not have been obtained by 31 December 2005, KPL and SA have agreed that the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts would be further extended to 30 June 2006 or such later date as the parties may agree.

Reference is made to the joint announcement of KPL and SA dated 3 May 2004 (the "**First Joint Announcement**"), the circular of KPL dated 31 May 2004 (the "**KPL Circular**"), the circular of SA dated 31 May 2004 (the "**SA Circular**"), the joint announcements of KPL and SA dated 30 September 2004, 13 April 2005 (the "**Third Joint Announcement**") and 7 November 2005 (the "**Fourth Joint Announcement**"), respectively, in relation to the Master Agreement relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC. Terms used herein shall have the same meanings as those defined in the First Joint Announcement unless the context requires otherwise.

As stated in the Third Joint Announcement, due to changes in the PRC laws at the relevant time regarding disposition of state-owned assets, the PRC government approvals have not yet been obtained as at 31 March 2005. In order to allow sufficient time to resolve issues arising therefrom and to reach a properly considered decision, KPL and SA have agreed that the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts would be further extended to 31 December 2005 or such later date as the parties may agree.

As set out in the Fourth Joint Announcement, certain amendments were made to the terms of the Company 3 Contract in order to comply with the changes in the PRC laws regarding disposition of state-owned assets. In order to make the necessary changes, the applications to the PRC government for approvals have been delayed.

As at the date of this announcement, PRC government approvals required to implement the Underlying Contracts have all been obtained except the Site 2 Supplemental Contract (as defined in the KPL Circular and the SA Circular). KPL and SA are not aware of any particular problems in obtaining the relevant PRC approvals for the Site 2 Supplemental Contract. As it is anticipated that approvals for the Site 2 Supplemental Contract will not have been obtained by 31 December 2005, KPL and SA have agreed that the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts would be further extended to 30 June 2006 or such later date as the parties may agree.

The KPL Board and the SA Board do not consider the delay to have any material adverse effect on KPL and SA, respectively.

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 December 2005

- * *For identification purpose only*
- \+ *Executive director*
- @ *Non-executive director*
- \# *Independent non-executive director*